Confidential Treatment Requested by West Bancorporation, Inc., Pursuant to 17 C.F.R. § 200.83

September 18, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amit Pande, Accounting Branch Chief

Re:    West Bancorporation, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed March 6, 2013
Form 10-Q for the period ended June 30, 2013
Filed July 26, 2013
File Number 000-49677

Dear Mr. Pande:

We are writing in response to the requests contained in the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated September 5, 2013 (the “Comment Letter”). For the convenience of the Staff, we have set forth the comments contained in the Comment Letter along with the responses of West Bancorporation, Inc. (the “Company”).

The Company respectfully requests confidential treatment for certain omitted sections of this response letter indicated by bracketed asterisks (“[***]”) below pursuant to 17 C.F.R. § 200.83 (“Rule 83”). Pursuant to Rule 83, the Company's omitted responses will be provided to the Staff in hard copy under separate cover. We request that these omitted sections be maintained in confidence, not made part of any public record and not be disclosed to any person because of the commercially sensitive nature of the omitted information. In the event that the SEC receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to the undersigned, Douglas R. Gulling, Executive Vice President and Chief Financial Officer, West Bancorporation, Inc., 1601 22nd Street, West Des Moines, Iowa 50266.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83.

June 30, 2013 Form 10-Q

Note 7. Fair Value Measurements, page 24

1.
Please revise future filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your recurring and nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Response: In future filings, the Company will provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of the Company's recurring and nonrecurring measurements categorized within level 3 according to the guidance in ASC 820-10-50-2-bbb and the examples in ASC 820-10-55-103.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Provision for Loan Losses and the Related Allowance for Loan Losses, page 37

2.
We observe from Note 4 on page 22 that the allowance for loan losses collectively evaluated for impairment as a percentage of loans collectively evaluated for impairment increased from December 31, 2012 to June 30, 2013 while we note improving trends in credit quality. Please tell us in detail and revise future filings to comprehensively discuss the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as other key drivers, impacted your collectively evaluated allowance for loan losses. For instance, discuss trends in the types of loans and related credit risk included in this portfolio, trends in historical losses incorporated in your allowance methodology, and trends observed in specific qualitative factors.

Response: The allowance for loan losses collectively evaluated for impairment as a percentage of loans increased slightly from 1.17 percent at December 31, 2012, to 1.26 percent at June 30, 2013, for two reasons. First, the Company did not make any significant adjustments to any economic or other factors used to evaluate the loans in the second quarter. While headlines would seem to indicate that the economy is improving, interest rates went up dramatically in the latter half of the second quarter and first quarter gross domestic product (“GDP”) was revised lower. After reviewing these events, the Company concluded that the rise in interest rates could cause the economy to slow. That, coupled with the revised first quarter GDP number and slowing growth rates world-wide, caused the Company to refrain from further lowering its economic factors until the Company has more clarity on the direction of the economy.

Second [***].

In future filings the Company will provide a comprehensive discussion of the relationship of the allowance in conjunction with credit quality of the collectively evaluated portfolio for each period presented.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing provides a complete response to the Comment Letter. If you have any questions regarding the foregoing or require any additional information, please contact the undersigned at 515-222-2309.

Sincerely,

/s/ Douglas R. Gulling
Douglas R. Gulling
Executive Vice President and Chief Financial Officer
West Bancorporation, Inc.